Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1 B) Pennington, New Jersey 08534
Bank of America Corporation

September 9, 2011

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML BIueTrend FuturesAccess LLC Form 10-K for fiscal year ended December 31, 2010 File No. 0-53794 Filed on March 15, 2011

Dear Mr. Woody:

       Merrill Lynch Alternative Investments LLC ("MLAI"), the manager of ML BlueTrend FuturesAccess LLC (the "Fund"), thanks you for your letter of August 18, 2011, providing comments to the above-referenced filing. On behalf of the Fund, MLAI has reviewed your comments and has provided responses below. For your convenience, we have included your comments below in bold with the corresponding responses following each comment.

Financial Statements

Report of Independent Registered Public Accounting Firm

1.
Please tell us whether the audit completed by PricewaterhouseCoopers LLP was completed in accordance with the standards of the Public Company Accounting Oversight Board. If so, please amend your filing to include a revised audit opinion stating such or tell us why this is unnecessary.

The audit completed by PricewaterhouseCoopers LLP was completed in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). The Fund will file an amendment to Form 10-K for 2010 to include a revised opinion of PricewaterhouseCoopers LLP, which confirms that the audit was conducted in accordance with PCAOB standards.

2.	We note the March 15,2011 opinion date on the audit report of your former auditor, Deloitte & Touche LLP. Please tell us why their opinion was updated and what procedures they performed.

The Deloitte & Touche LLP opinion was mistakenly dated March 15, 2011, rather than March 30, 2009. The Fund will file an amendment to Form lO-K for 2010 to include a revised opinion dated March 30, 2009.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Kevin Woody
September 9, 2011

In connection with your comment letter and the filing noted above, the Fnnd acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barbra E. Kocsis

cc:    Mark Borrelli